UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01	YEAR: 2014
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2014 AND DECEMBER 31, 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	193,690,207	194,108,920
11000000	CURRENT ASSETS	52,736,436	53,207,745
11010000	CASH AND CASH EQUIVALENTS	18,416,084	16,692,033
11020000	SHORT-TERM INVESTMENTS	3,761,262	3,722,976
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	3,761,262	3,722,976
11030000	CUSTOMERS (NET)	16,241,155	20,734,137
11030010	CUSTOMERS	18,849,909	23,226,673
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,608,754	-2,492,536
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	3,492,614	3,759,512
11040010	OTHER ACCOUNTS RECEIVABLE	3,744,753	3,995,953
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-252,139	-236,441
11050000	INVENTORIES	1,741,965	1,718,366
11051000	CURRENT BIOLOGICAL ASSETS	0	0
11060000	OTHER CURRENT ASSETS	9,083,356	6,580,721
11060010	ADVANCE PAYMENTS	2,200,559	1,469,241
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	1,119	3,447
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	6,881,678	5,108,033
12000000	NON-CURRENT ASSETS	140,953,771	140,901,175
12010000	ACCOUNTS RECEIVABLE (NET)	0	0
12020000	INVESTMENTS	56,236,776	56,267,166
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	18,064,789	18,250,764
12020020	HELD-TO-MATURITY INVESTMENTS	604,698	631,964
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	37,542,401	37,359,819
12020040	OTHER	24,888	24,619
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	53,253,659	53,476,475
12030010	BUILDINGS	14,841,387	14,843,097
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	75,584,430	74,378,057
12030030	OTHER EQUIPMENT	8,069,386	8,073,547
12030040	ACCUMULATED DEPRECIATION	-50,846,378	-49,198,237
12030050	CONSTRUCTION IN PROGRESS	5,604,834	5,380,011
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	11,265,685	11,382,311
12060010	GOODWILL	2,621,530	2,621,530
12060020	TRADEMARKS	1,749,177	1,749,402
12060030	RIGHTS AND LICENSING	1,388,158	1,344,190
12060031	CONCESSIONS	3,655,985	3,655,985
12060040	OTHER	1,850,835	2,011,204
12070000	DEFERRED TAX ASSETS	10,859,238	10,608,778
12080000	OTHER NON-CURRENT ASSETS	9,338,413	9,166,445
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	2,386	4,941
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	9,336,027	9,161,504
20000000	TOTAL LIABILITIES	113,741,725	115,529,487
21000000	CURRENT LIABILITIES	38,900,132	40,283,067
21010000	BANK LOANS	329,426	312,715
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	328,493	424,698
21040000	SUPPLIERS	11,906,145	10,719,484
21050000	TAXES PAYABLE	1,483,604	1,692,415
21050010	INCOME TAXES PAYABLE	794,942	642,385
21050020	OTHER TAXES PAYABLE	688,662	1,050,030
21060000	OTHER CURRENT LIABILITIES	24,852,464	27,133,755
21060010	INTEREST PAYABLE	949,368	796,229
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
21060030	DEFERRED INCOME	19,537,214	21,962,847
21060050	EMPLOYEE BENEFITS	793,374	857,903
21060060	PROVISIONS	206,707	174,678
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	3,365,801	3,342,098
22000000	NON-CURRENT LIABILITIES	74,841,593	75,246,420
22010000	BANK LOANS	13,302,799	13,385,879
22020000	STOCK MARKET LOANS	46,334,047	46,357,221
22030000	OTHER INTEREST BEARING LIABILITIES	4,437,226	4,494,549
22040000	DEFERRED TAX LIABILITIES	0	0
22050000	OTHER NON-CURRENT LIABILITIES	10,767,521	11,008,771
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	324,400	335,336
22050020	DEFERRED INCOME	866,411	474,011
22050040	EMPLOYEE BENEFITS	105,051	79,810
22050050	PROVISIONS	59,262	59,614
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	9,412,397	10,060,000
30000000	STOCKHOLDERS' EQUITY	79,948,482	78,579,433
30010000	CONTROLLING INTEREST	69,394,269	68,311,434
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-12,848,357	-12,848,448
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	57,911,326	56,897,886
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	58,845,619	51,097,340
30080040	NET INCOME FOR THE YEAR	853,868	7,748,279
30080050	OTHER	-3,927,168	-4,086,740
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	3,463,355	3,394,051
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	58,418	58,418
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	25,689	49,629
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	1,254,668	1,163,122
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-140,103	-140,944
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	1,995,579	1,997,966
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	269,104	265,860
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	10,554,213	10,267,999

DATA INFORMATION
AS OF MARCH 31, 2014 AND DECEMBER 31, 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	6,668,888	6,772,104
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	31,891,973	32,170,424
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	2,031,639	2,009,430
91000060	NUMBER OF EXECUTIVES (*)	72	72
91000070	NUMBER OF EMPLOYEES (*)	33,895	31,975
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	335,485,227,792	335,501,022,792
91000100	NUMBER OF REPURCHASED SHARES (*)	26,944,659,339	26,928,864,339
91000110	RESTRICTED CASH (1)	0 0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0 0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	16,924,050	16,924,050	15,519,509	15,519,509
40010010	SERVICES	12,682,466	12,682,466	11,784,200	11,784,200
40010020	SALE OF GOODS	531,478	531,478	512,053	512,053
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	1,301,565	1,301,565	1,102,625	1,102,625
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	2,408,541	2,408,541	2,120,631	2,120,631
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	9,737,092	9,737,092	8,988,116	8,988,116
40021000	GROSS PROFIT (LOSS)	7,186,958	7,186,958	6,531,393	6,531,393
40030000	GENERAL EXPENSES	4,041,446	4,041,446	3,475,354	3,475,354
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	3,145,512	3,145,512	3,056,039	3,056,039
40050000	OTHER INCOME AND (EXPENSE), NET	-161,846	-161,846	334,220	334,220
40060000	OPERATING INCOME (LOSS)	2,983,666	2,983,666	3,390,259	3,390,259
40070000	FINANCE INCOME	271,439	271,439	349,212	349,212
40070010	INTEREST INCOME	271,439	271,439	301,860	301,860
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	47,352	47,352
40070030	DERIVATIVES GAIN, NET	0	0	0	0
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	1,389,266	1,389,266	1,188,703	1,188,703
40080010	INTEREST EXPENSE	1,239,437	1,239,437	1,104,522	1,104,522
40080020	FOREIGN EXCHANGE LOSS, NET	108,859	108,859	0	0
40080030	DERIVATIVES LOSS, NET	40,970	40,970	84,181	84,181
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-1,117,827	-1,117,827	-839,491	-839,491
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-198,597	-198,597	-261,539	-261,539
40110000	INCOME (LOSS) BEFORE INCOME TAXES	1,667,242	1,667,242	2,289,229	2,289,229
40120000	INCOME TAXES	483,500	483,500	756,075	756,075
40120010	INCOME TAX, CURRENT	772,531	772,531	2,237,710	2,237,710
40120020	INCOME TAX, DEFERRED	-289,031	-289,031	-1,481,635	-1,481,635
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	1,183,742	1,183,742	1,533,154	1,533,154
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	1,183,742	1,183,742	1,533,154	1,533,154
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	329,874	329,874	463,487	463,487
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	853,868	853,868	1,069,667	1,069,667

40180000	NET INCOME (LOSS) PER BASIC SHARE	0.30	0.30	0.38	0.38
40190000	NET INCOME (LOSS) PER DILUTED SHARE	0.28	0.28	0.35	0.35

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	1,183,742	1,183,742	1,533,154	1,533,154
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	-33,462	-33,462	-166,179	-166,179
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	91,546	91,546	120,672	120,672
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	841	841	-25,081	-25,081
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	-2,387	-2,387	-49,915	-49,915
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	3,244	3,244	24,581	24,581
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	59,782	59,782	-95,922	-95,922

40300000	COMPREHENSIVE INCOME (LOSS)	1,243,524	1,243,524	1,437,232	1,437,232
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	320,352	320,352	466,416	466,416
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	923,172	923,172	970,816	970,816

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	2,626,678	2,626,678,278	2,358,865	2,358,865
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	10,299	10,299	3,831	3,831

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	75,195,252	69,653,271
92000040	OPERATING INCOME (LOSS) (**)	18,331,742	18,245,818
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	7,532,480	8,324,382
92000060	NET INCOME (LOSS) (**)	9,884,715	9,647,574
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	10,114,179	8,802,859

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	1,667,242	2,289,229
50020000	+ (-) ITEMS NOT REQUIRING CASH	271,965	194,907
50020010	+ ESTIMATES FOR THE PERIOD	237,993	161,843
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	33,972	33,064
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	2,878,537	3,460,201
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	2,626,678	2,358,865
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	68,576	31,346
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	198,597	261,539
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(98,885)	(9,566)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	31,322	782,379
50030080	(-) + OTHER ITEMS	52,249	35,638
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,392,923	185,972
50040010	(+) ACCRUED INTEREST	1,239,437	1,104,522
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	(47,147)	(1,124,923)
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	40,970	84,181
50040040	+ (-) OTHER ITEMS	159,663	122,192
50050000	CASH FLOW BEFORE INCOME TAX	6,210,667	6,130,309
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(606,358)	(2,585,146)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	4,224,818	4,065,567
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,718,333)	(1,986,622)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(1,081,181)	(1,566,695)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	1,219,883	380,740
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,455,546)	(1,385,320)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(795,999)	(2,092,816)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	5,604,309	3,545,163
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(2,546,091)	(2,895,838)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(4,688)	(333,013)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(2,524,646)	(2,247,328)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	11,733	41,496
50080050	(-) TEMPORARY INVESTMENTS	(304,178)	(435,482)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	293,157	143,248
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(11,781)	(138,188)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(5,688)	73,429
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,321,869)	(1,179,599)
50090010	+ BANK FINANCING	0	0
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(67,590)	(22,830)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(147,240)	(47,661)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(1,069,251)	(1,055,898)
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	+ (-) OTHER ITEMS	(37,788)	(53,210)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,736,349	(530,274)
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	(12,298)	(26,169)
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,692,033	19,063,325
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	18,416,084	18,506,882

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2013	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,934,392	1,805,884	60,644,005	7,890,598	68,534,603

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	-101,815	0	-101,815	-1,087	-102,902

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-18,854	-18,854

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-18,344	0	0	0	0	0	0	-18,344	0	-18,344

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	91,796	0	0	0	0	48,741	0	140,537	50	140,587

COMPREHENSIVE INCOME	0	0	0	0	0	0	1,069,667	-98,851	970,816	466,416	1,437,232

BALANCE AT MARCH 31, 2013	4,978,126	-13,029,771	15,889,819	0	0	2,139,007	49,950,985	1,707,033	61,635,199	8,337,123	69,972,322
BALANCE AT JANUARY 1, 2014	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-25,724	-25,724

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-296	0	0	0	0	0	0	-296	0	-296

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	387	0	0	0	0	159,572	0	159,959	-8,414	151,545

COMPREHENSIVE INCOME	0	0	0	0	0	0	853,868	69,304	923,172	320,352	1,243,524

BALANCE AT MARCH 31, 2014	4,978,126	-12,848,357	15,889,819	0	0	2,139,007	55,772,319	3,463,355	69,394,269	10,554,213	79,948,482

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01 YEAR: 2014
GRUPO TELEVISA, S.A.B.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED Final Printing
MEXICO CITY, D.F., APRIL 28, 2014—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FIRST-QUARTER 2014. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED MARCH 31, 2014 AND 2013 IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2014 WITH 2013:

NET SALES

NET SALES INCREASED 9.0% TO PS.16,924.0 MILLION IN FIRST-QUARTER 2014 COMPARED WITH PS.15,519.5 MILLION IN FIRST-QUARTER 2013. THIS INCREASE WAS MAINLY ATTRIBUTABLE TO REVENUE GROWTH IN TELECOMMUNICATIONS, SKY, AND CONTENT SEGMENTS. OPERATING SEGMENT INCOME INCREASED 7.1%, REACHING PS.6,079.7 MILLION WITH A MARGIN OF 35.3% IN FIRST-QUARTER 2014 COMPARED WITH PS.5,675.9 MILLION WITH A MARGIN OF 35.9% IN FIRST-QUARTER 2013.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY DECREASED TO PS.853.9 MILLION IN FIRST QUARTER 2014 COMPARED TO PS.1,069.7 MILLION IN FIRST QUARTER 2013. THE NET DECREASE OF PS.215.8 MILLION PRIMARILY REFLECTED (I) A PS.496.1 MILLION INCREASE IN OTHER EXPENSE, NET, AS A RESULT OF THE ABSENCE OF OTHER INCOME FROM UNIVISION IN THE AMOUNT OF US$30 MILLION (PS.370.2 MILLION) IN FIRST QUARTER 2013 RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY US IN THE UNITED STATES; AND (II) A PS.278.3 MILLION INCREASE IN FINANCE EXPENSE, NET. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY (I) A PS.272.6 MILLION DECREASE IN INCOME TAXES; (II) A PS.133.6 DECREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS; (III) A PS.89.5 MILLION INCREASE IN OPERATING INCOME BEFORE OTHER (EXPENSE) INCOME, NET; AND (IV) A PS.62.9 MILLION DECREASE IN SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT

IN ORDER TO SIMPLIFY OUR REPORTING, STARTING THIS QUARTER, WE WILL BE INCLUDING OUR PUBLISHING BUSINESS AS PART OF OUR OTHER BUSINESSES SEGMENT.

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER CONSOLIDATED RESULTS ENDED MARCH 31, 2014 AND 2013, FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR 2014 AND 2013 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

FIRST-QUARTER SALES INCREASED 4.6% TO PS.6,641.8 MILLION COMPARED WITH PS.6,348.1 MILLION IN FIRST-QUARTER 2013.

ADVERTISING

ADVERTISING REVENUE INCREASED BY 8.2% TO PS.4,552.6 MILLION COMPARED WITH PS.4,207.7 MILLION IN FIRST-QUARTER 2013. IN SPITE OF A CHALLENGING ECONOMIC ENVIRONMENT, THESE RESULTS REFLECT STRONGER ADVERTISING REVENUES IN OUR BROADCASTING CHANNELS AND PAY-TV NETWORKS. ON OUR FREE-TO-AIR CHANNELS THE HEALTH AND PERSONAL CARE CATEGORIES PERFORMED PARTICULARLY WELL. ADVERTISING IN PAY-TV NETWORKS INCREASED 41.1% AND REPRESENTED 5.8% OF OUR ADVERTISING REVENUES.

NETWORK SUBSCRIPTION REVENUE

FIRST-QUARTER NETWORK SUBSCRIPTION REVENUE DECREASED BY 21.0% TO PS.688.1 MILLION COMPARED WITH PS.870.9 MILLION IN FIRST-QUARTER 2013. THESE RESULTS REFLECT FORGONE REVENUE AS A RESULT OF THE IMPLEMENTATION OF THE MUST-OFFER RULING THAT CAME INTO EFFECT WITH THE CONSTITUTIONAL REFORM IN MATTERS OF TELECOMMUNICATIONS. AMONG OTHER MEASURES, THIS REFORM REQUIRES US TO ALLOW THE RETRANSMISSION FREE OF CHARGE AND ON A NON-DISCRIMINATORY BASIS OF FREE-TO-AIR TELEVISION SIGNALS TO PAY-TV LICENSEES THAT OPERATE IN THE SAME AREA OF GEOGRAPHIC COVERAGE, SUBJECT TO CERTAIN CONDITIONS BEING MET.

LICENSING AND SYNDICATION

FIRST-QUARTER LICENSING AND SYNDICATION REVENUE INCREASED BY 10.4% TO PS.1,401.1 MILLION COMPARED WITH PS.1,269.5 MILLION IN FIRST-QUARTER 2013. THE INCREASE IS EXPLAINED MAINLY BY AN INCREASE OF 13.1% IN ROYALTIES FROM UNIVISION TO US$64.8 MILLION IN FIRST-QUARTER 2014 FROM US$57.3 MILLION IN FIRST-QUARTER 2013. THE OTHER REVENUE COMPONENTS OF LICENSING AND SYNDICATION, ROYALTIES FROM NETFLIX AND EXPORTS TO THE REST OF THE WORLD, REMAINED RELATIVELY STABLE.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 0.9% TO PS.2,400.1 MILLION COMPARED WITH PS.2,378.6 MILLION IN FIRST-QUARTER 2013. THE MARGIN WAS 36.1%. THE DROP IN THE MARGIN OF 140 BASIS POINTS FROM SAME QUARTER LAST YEAR IS MORE THAN EXPLAINED BY THE IMPLEMENTATION OF THE MUST-OFFER RULING. EXCLUDING THE EFFECT OF THE RULING, MARGINS WOULD HAVE EXPANDED BY APPROXIMATELY 200 BASIS POINTS.

SKY

FIRST-QUARTER SALES INCREASED BY 9.7% TO PS.4,199.2 MILLION COMPARED WITH PS.3,826.8 MILLION IN FIRST-QUARTER 2013. THE INCREASE WAS DRIVEN BY THE GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 138,815 DURING THE QUARTER TO 6,154,290 AS OF MARCH 31, 2014, COMPARED WITH 5,413,012 AS OF MARCH 31, 2013. SKY ENDED THE QUARTER WITH 202,291 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 10.1% TO PS.1,947.7 MILLION COMPARED WITH PS.1,768.5 MILLION IN FIRST-QUARTER 2013, AND THE MARGIN WAS 46.4%, PRACTICALLY FLAT FROM SAME QUARTER LAST YEAR. SKY BENEFITED FROM LOWER PROGRAMMING COSTS RESULTING FROM THE MUST-OFFER RULING, WHICH WERE ALMOST ENTIRELY COMPENSATED BY HIGHER PROGRAMMING EXPENSES RELATED MAINLY TO THE TRANSMISSION OF CERTAIN MATCHES OF THE 2014 WORLD CUP.

TELECOMMUNICATIONS

FIRST-QUARTER SALES INCREASED 15.7% TO PS.4,600.6 MILLION COMPARED WITH PS.3,976.5 MILLION IN FIRST-QUARTER 2013. OUR THREE CABLE COMPANIES CONTINUE TO BENEFIT FROM THE FAST ADOPTION OF VOICE AND DATA SERVICES. AS OF THE END OF FIRST QUARTER 2014, VOICE TO VIDEO PENETRATION REACHED 37% AND DATA TO VIDEO PENETRATION REACHED 69%. VOICE AND DATA REVENUE GENERATING UNITS, OR THE "RGUS", GREW 20.1% AND 26.4% COMPARED WITH FIRST-QUARTER 2013, RESPECTIVELY, AND VIDEO RGUS GREW 6.5%. BESTEL REVENUES INCREASED 14.0% COMPARED WITH FIRST-QUARTER 2013 MAINLY AS A RESULT OF HIGHER MANAGED SERVICES SALES.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE SUBSIDIARIES AS OF MARCH 31, 2014:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2014 AMOUNTED TO 863,641, 684,965 AND 419,272 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2014 AMOUNTED TO 1,195,801, 743,753 AND 362,891 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2014 AMOUNTED TO 459,288, 321,680 AND 160,716 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF MARCH 31, 2014 AMOUNTED TO 1,967,878, 2,302,445 AND 941,684, RESPECTIVELY.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 14.8% TO PS.1,627.2 MILLION COMPARED WITH PS.1,417.9 MILLION IN FIRST-QUARTER 2013, AND THE MARGIN WAS 35.4%, PRACTICALLY FLAT WITH SAME QUARTER LAST YEAR. OUR TELECOMMUNICATIONS BUSINESS BENEFITED FROM LOWER PROGRAMMING COSTS AS A RESULT OF THE MUST-OFFER RULING, WHICH WERE PARTIALLY COMPENSATED BY HIGHER PERSONNEL COSTS AND SELLING EXPENSES. THESE ARE A RESULT OF THE EFFORTS WE INITIATED IN THE THIRD QUARTER 2013 TO EXPAND OUR SALES INFRASTRUCTURE.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR TELECOMMUNICATIONS SUBSIDIARIES FOR THE QUARTER:

THE REVENUES FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,557.4 MILLION, PS.1,650.7 MILLION, PS.736.5 MILLION AND PS.765.8 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.644.5 MILLION, PS.562.7 MILLION, PS.328.8 MILLION AND PS.195.9 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS IN REVENUES OF PS.109.8 MILLION IN THE FIRST-QUARTER 2014, OR PS.104.7 MILLION IN OPERATING SEGMENT INCOME IN THE FIRST-QUARTER 2014, WHICH ARE INCLUDED IN THE CONSOLIDATED RESULTS OF TELECOMMUNICATIONS.

OTHER BUSINESSES

FIRST-QUARTER SALES INCREASED 7.6% TO PS.1,787.5 MILLION COMPARED WITH PS.1,661.6 MILLION IN FIRST-QUARTER 2013. BUSINESSES THAT PERFORMED WELL INCLUDE FEATURE-FILM DISTRIBUTION, GAMING, RADIO, AND SOCCER. THE SOCCER BUSINESS BENEFITED FROM PLAYER-RELATED TRANSACTIONS AND HIGHER TICKET SALES, WHILE THE RADIO BUSINESS SAW AN INCREASE IN ADVERTISING REVENUES. FINALLY, THE FEATURE-FILM DISTRIBUTION BUSINESS DISTRIBUTED HITS SUCH AS “CÁSESE QUIEN PUEDA” AND “THE HUNGER GAMES: CATCHING FIRE”. THIS EFFECT WAS PARTIALLY COMPENSATED BY LOWER REVENUES IN OUR PUBLISHING AND PUBLISHING DISTRIBUTION BUSINESSES.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 5.6% TO PS.104.7 MILLION COMPARED WITH PS.110.9 MILLION IN FIRST-QUARTER 2013, MAINLY REFLECTING HIGHER COSTS IN THE SOCCER, RADIO, FEATURE-FILM DISTRIBUTION, AND GAMING BUSINESS. THIS EFFECT WAS PARTIALLY COMPENSATED BY LOWER COSTS AND EXPENSES IN OUR PUBLISHING BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FIRST-QUARTER 2014 AND 2013 AMOUNTED TO PS.305.1 MILLION AND PS.293.5 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN FIRST QUARTER 2014 AND 2013 AMOUNTED TO PS.171.6 MILLION AND PS.123.2 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE OR INCOME, NET

OTHER EXPENSE, NET, INCREASED BY PS.496.1 MILLION TO PS.161.8 MILLION FOR THE FIRST QUARTER 2014, COMPARED WITH OTHER INCOME, NET, OF PS.334.3 MILLION FOR THE FIRST QUARTER 2013. THIS INCREASE PRIMARILY REFLECTED THE ABSENCE OF OTHER INCOME FROM UNIVISION IN THE AMOUNT OF US$30 MILLION (PS.370.2 MILLION) IN THE FIRST QUARTER 2013 RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY US IN THE UNITED STATES. TO A LESSER EXTENT, IT ALSO REFLECTED A HIGHER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT AND AN INCREASE IN EXPENSES RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE (INCOME), NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED MARCH 31, 2014 AND 2013:

FINANCE EXPENSE, NET, INCREASED BY PS.278.3 MILLION, OR 33.2%, TO PS.1,117.8 MILLION FOR THE FIRST QUARTER 2014 FROM PS.839.5 MILLION FOR THE FIRST QUARTER 2013. THIS INCREASE PRIMARILY REFLECTED (I) A PS.156.1 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.108.8 MILLION IN FIRST-QUARTER 2014 COMPARED WITH PS.47.3 MILLION OF FOREIGN EXCHANGE GAIN IN THE FIRST-QUARTER 2013, RESULTING PRIMARILY FROM AN UNFAVORABLE EFFECT OF AN AVERAGE 1.3% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN THE FIRST QUARTER 2014 COMPARED WITH AN AVERAGE 1.6% APPRECIATION IN THE FIRST QUARTER 2013; (II) A PS.134.9 MILLION INCREASE IN INTEREST EXPENSE TO PS.1,239.4 MILLION IN THE FIRST-QUARTER 2014 COMPARED WITH PS.1,104.5 MILLION IN THE FIRST-QUARTER 2013, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN THE FIRST QUARTER 2014; AND (III) A PS.30.5 MILLION DECREASE IN INTEREST INCOME TO PS.271.4 MILLION IN THE FIRST-QUARTER 2014 COMPARED WITH PS.301.9 MILLION IN THE FIRST-QUARTER 2013, PRIMARILY EXPLAINED BY A LOWER AVERAGE OF CASH, CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN THE FIRST QUARTER 2014. THESE UNFAVORABLE EFFECTS WERE PARTIALLY OFFSET BY A PS.43.2 MILLION DECREASE IN OTHER FINANCE EXPENSE, NET, TO PS.41.0 MILLION IN THE FIRST-QUARTER 2014 COMPARED WITH PS.84.2 MILLION IN THE FIRST-QUARTER 2013 RESULTING PRIMARILY FROM LOWER LOSSES IN DERIVATIVE FINANCIAL INSTRUMENTS.

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, DECREASED BY PS.62.9 MILLION, OR 24.1%, TO PS.198.6 MILLION IN THE FIRST QUARTER 2014 FROM PS.261.5 MILLION IN THE FIRST QUARTER 2013. SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, FOR THE FIRST QUARTER 2014 PRIMARILY CONSISTED OF OUR SHARE OF LOSS OF GSF, OUR 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS, WHICH WAS PARTIALLY OFFSET BY OUR SHARE OF INCOME OF BMP.

INCOME TAXES

INCOME TAXES DECREASED BY PS.272.6 MILLION, OR 36.1%, TO PS.483.5 MILLION IN THE FIRST QUARTER 2014 COMPARED WITH PS.756.1 MILLION IN THE FIRST QUARTER 2013. THIS DECREASE REFLECTED PRIMARILY A LOWER INCOME TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS DECREASED BY PS.133.6 MILLION, OR 28.8%, TO PS.329.9 MILLION IN THE FIRST QUARTER 2014 COMPARED WITH PS.463.5 MILLION IN THE FIRST QUARTER 2013. THIS DECREASE REFLECTED PRIMARILY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR TELECOMMUNICATIONS SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING THE FIRST QUARTER 2014, WE INVESTED APPROXIMATELY US$190.6 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$93.9 MILLION FOR OUR TELECOMMUNICATIONS SEGMENT, U.S.$73.4 MILLION FOR OUR SKY SEGMENT, AND US$23.3 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR TELECOMMUNICATIONS SEGMENT DURING THE FIRST QUARTER 2014 INCLUDED APPROXIMATELY US$16.6 MILLION FOR CABLEVISIÓN, US$52.8 MILLION FOR CABLEMÁS, US$22.6 MILLION FOR TVI, AND US$1.9 MILLION FOR BESTEL.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF MARCH 31, 2014 AND DECEMBER 31, 2013. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.59,966.3 MILLION AND PS.60,055.8 MILLION AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.329.4 MILLION AND PS.312.7 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.4,765.7 MILLION AND PS.4,919.2 MILLION AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.328.5 MILLION AND PS.424.7 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2014, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.33,041.8 MILLION. THE AGGREGATE AMOUNT OF NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF MARCH 31, 2014 AMOUNTED TO PS.4,747.1 MILLION.

SHARES OUTSTANDING

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, OUR SHARES OUTSTANDING AMOUNTED TO 335,485.2 MILLION AND 335,501 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,867.4 MILLION AND 2,867.5 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 573.5 MILLION AND 573.5 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 24 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO’S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA AND IN FOUR TELECOMMUNICATIONS BUSINESSES: CABLEVISIÓN, CABLEMÁS, TVI, AND BESTEL. THROUGH ITS CABLE COMPANIES, TELEVISA OFFERS VIDEO, VOICE, AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. IN ADDITION, TELEVISA HAS A 50% EQUITY STAKE IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), MEXICO’S THIRD LARGEST MOBILE TELECOM PROVIDER IN TERMS OF SUBSCRIBERS. IN THE UNITED STATES, TELEVISA HAS EQUITY AND DEBENTURES THAT, UPON CONVERSION AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION (“FCC”) IN THE UNITED STATES, WOULD REPRESENT APPROXIMATELY 38% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
BBVA BANCOMER
BTG PACTUAL
CREDIT SUISSE
GBM CASA DE BOLSA
GOLDMAN SACHS
HSBC
INVEX
ITAÚ SECURITIES
JPMORGAN
MAXIM GROUP
MERRILL LYNCH
MORGAN STANLEY
NEW STREET
SANTANDER
SCOTIABANK
UBS

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01 YEAR: 2014
GRUPO TELEVISA, S.A.B.
FINANCIAL STATEMENT NOTES
CONSOLIDATED Final Printing
GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013, ARE UNAUDITED, AND HAVE BEEN PREPARED BY USING THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS AS OF MARCH 31, 2014, EXCEPT FOR THE MATTERS DISCUSSED IN THE FOLLOWING PARAGRAPHS.

IN THE FIRST QUARTER OF 2013, THE GROUP ADOPTED THE PROVISIONS OF THE INTERNATIONAL ACCOUNTING STANDARD (“IAS”) 19, EMPLOYEE BENEFITS, AS AMENDED IN 2011, WHICH BECAME EFFECTIVE ON JANUARY 1, 2013. THE AMENDED IAS 19 ELIMINATED THE CORRIDOR APPROACH FOR THE RECOGNITION OF ACTUARIAL GAINS AND LOSSES, AND REQUIRES THE CALCULATION OF FINANCE COSTS ON A NET FUNDING BASIS. ALSO, THE AMENDED IAS 19 REQUIRES THE RECOGNITION OF PAST SERVICE COST AS AN EXPENSE AT THE EARLIER OF THE FOLLOWING DATES: (I) WHEN THE PLAN AMENDMENT OR CURTAILMENT OCCURS AND (II) WHEN THE ENTITY RECOGNIZES RELATED RESTRUCTURING COSTS OR TERMINATION BENEFITS. AS A RESULT OF THE ADOPTION OF THE AMENDED IAS 19, THE GROUP ADJUSTED A CONSOLIDATED UNAMORTIZED PAST SERVICE COST BALANCE IN THE AGGREGATE AMOUNT OF PS.102,902 IN CONSOLIDATED RETAINED EARNINGS AS OF JANUARY 1, 2013.

IN APRIL 2014, THE GROUP ADJUSTED ITS SEGMENT REPORTING. THE GROUP’S PUBLISHING BUSINESS, WHICH WAS PREVIOUSLY PRESENTED AS A SEPARATE REPORTABLE SEGMENT, IS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT BEGINNING IN THE FIRST QUARTER OF 2014, SINCE ITS OPERATIONS BECAME NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE. AS A RESULT, THE FIGURES OF THE OTHER BUSINESSES SEGMENT FOR THE FIRST QUARTER OF 2013 HAVE BEEN ADJUSTED TO PRESENT THE NEW STRUCTURE OF THIS SEGMENT.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON APRIL 25, 2014 BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2. PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 CONSISTED OF:

	2014		2013
BUILDINGS	Ps.	8,405,600	Ps.	8,411,136
BUILDING IMPROVEMENTS		305,400		305,402
TECHNICAL EQUIPMENT		67,714,938		66,508,565
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		799,774		825,284
TRANSPORTATION EQUIPMENT		1,908,722		1,907,209
COMPUTER EQUIPMENT		5,360,890		5,341,054
LEASEHOLD IMPROVEMENTS		1,534,773		1,528,911
		93,899,589		92,697,053
ACCUMULATED DEPRECIATION		(50,846,378)		(49,198,237)
		43,053,211		43,498,816
LAND		4,595,614		4,597,648
CONSTRUCTION AND PROJECTS IN PROGRESS		5,604,834		5,380,011
	Ps.	53,253,659	Ps.	53,476,475

DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 WAS PS.2,375,544 AND PS.2,121,970, RESPECTIVELY.

DURING THE FIRST QUARTER OF 2014, THE GROUP INVESTED PS.2,524,646 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3. DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF MARCH 31, 2014 AND DECEMBER 31, 2013 WERE AS FOLLOWS:

	2014		2013
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	PS.	6,499,778	PS.	6,507,849
6.625% SENIOR NOTES DUE 2025 (A)		7,411,896		7,414,019
8.50% SENIOR NOTES DUE 2032 (A)		3,884,858		3,890,267
6.625% SENIOR NOTES DUE 2040 (A)		7,669,823		7,679,931
TOTAL U.S. DOLLAR DEBT		25,466,355		25,492,066
MEXICAN PESO DEBT:
7.38% NOTES DUE 2020 (B)		9,953,567		9,951,803
8.49% SENIOR NOTES DUE 2037 (A)		4,483,203		4,483,022
7.25% SENIOR NOTES DUE 2043 (A)		6,430,922		6,430,330
BANK LOANS		8,590,025		8,589,233
BANK LOANS (SKY)		3,500,000		3,500,000
BANK LOANS (TVI)		1,542,200		1,609,361
TOTAL MEXICAN PESO DEBT		34,499,917		34,563,749
TOTAL DEBT (C)		59,966,272		60,055,815
LESS: SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT		329,426		312,715
LONG-TERM DEBT, NET OF CURRENT PORTION	Ps.	59,636,846	Ps.	59,743,100
FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	Ps.	4,028,021	Ps.	4,077,561
OTHER		737,698		841,686
TOTAL FINANCE LEASE OBLIGATIONS		4,765,719		4,919,247
LESS: CURRENT PORTION		328,493		424,698
FINANCE LEASE OBLIGATIONS, NET OF CURRENT PORTION	Ps.	4,437,226	Ps.	4,494,549

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040 AND 2043, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93%, 6.97% AND 7.62% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037, 2040 AND 2043, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN THE GROUP’S CONTENT SEGMENT TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE SENIOR NOTES DUE 2043 ARE REGISTERED WITH BOTH THE U.S. SEC AND THE MEXICAN BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”).

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES DESIGNATED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)	TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF MARCH 31 2014 AND DECEMBER 31, 2013, IN THE AGGREGATE AMOUNT OF PS.791,538 AND PS.808,585, RESPECTIVELY.

IN APRIL 2014, THE COMPANY SUCCESSFULLY PRICED LOCAL BONDS (CERTIFICADOS BURSÁTILES) FOR A PRINCIPAL AMOUNT OF PS.6,000,000 (THE “BONDS”) DUE 2021 WITH AN INTEREST RATE OF 0.35% PLUS THE 28-DAY INTERBANK EQUILIBRIUM INTEREST RATE. THE COMPANY INTENDS TO USE THE NET PROCEEDS OF THE OFFERING OF THE BONDS FOR GENERAL CORPORATE PURPOSES AND WORKING CAPITAL.

4. CONTINGENCIES:

THERE ARE SEVERAL LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5. EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, IS PRESENTED AS FOLLOWS:

	2014		2013
NOMINAL CAPITAL STOCK	PS.	2,494,410	PS.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716
TOTAL CAPITAL STOCK	PS.	4,978,126	PS.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		57,057,458		49,149,607
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		3,463,355		3,394,051
SHARES REPURCHASED		(12,848,357)		(12,848,448)
NET INCOME FOR THE PERIOD		853,868		7,748,279
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	PS.	69,394,269	PS.	68,311,434

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AND DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

ON APRIL 2, 2013, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

ON DECEMBER 9, 2013, THE COMPANY´S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN DECEMBER 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

AS OF MARCH 31, 2014, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:
	ISSUED	REPURCHASED AND HELD BY A COMPANY’S TRUST	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	9,079,821,560	114,194,139,865
SERIES “B” SHARES	58,982,873,976	6,065,412,061	52,927,461,915
SERIES “D” SHARES	90,086,525,865	5,899,712,859	84,186,813,006
SERIES “L” SHARES	90,086,525,865	5,899,712,859	84,186,813,006
	362,429,887,131	26,944,659,339	335,485,227,792

AS OF MARCH 31, 2014, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	19,721,897,091	7,222,762,248	26,944,659,339		11,160,421
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,687,936
	19,721,897,091	7,222,762,248	26,944,659,339	PS.	12,848,357

(1)	DURING THE FIRST QUARTER 2014 THE COMPANY DID NOT REPURCHASE ANY SHARES IN THE FORM OF CPOS.

(2)	DURING THE FIRST QUARTER, 2014 THE LONG-TERM RETENTION PLAN ACQUIRED 15,795,000 SHARES OF THE COMPANY, IN THE FORM OF 135,000 CPOS, IN THE AMOUNT OF PS.10,183.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY A SHARE-BASED COMPENSATION EXPENSE OF PS.159,663 AND PS.122,192 FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013, RESPECTIVELY, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE.

6. FINANCE EXPENSE, NET:

FINANCE (EXPENSE) INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013, INCLUDED:

	2014		2013
INTEREST EXPENSE	PS.	(1,239,437)	PS.	(1,104,522)
FOREIGN EXCHANGE LOSS, NET		(108,859)		-
OTHER FINANCE EXPENSE, NET (1)		(40,970)		(84,181)
FINANCE EXPENSE		(1,389,266)		(1,188,703)
INTEREST INCOME (2)		271,439		301,860
FOREIGN EXCHANGE GAIN, NET		-		47,352
FINANCE INCOME		271,439		349,212
FINANCE EXPENSE, NET	PS.	(1,117,827)	PS.	(839,491)

(1) IN 2014 AND 2013 OTHER FINANCE EXPENSE, NET, INCLUDED A LOSS IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.8,034 AND PS.15,841, RESPECTIVELY. IN 2014 AND 2013, THIS LINE ITEM ALSO INCLUDED A NET LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS.

(2) IN THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013, THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY ARES AND BMP IN THE AMOUNT OF PS.142,388 AND IN 2013 INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.52,131.

7. INCOME TAXES:

IN THE LAST QUARTER OF 2013 THE MEXICAN CONGRESS ENACTED A NEW TAX REFORM (THE “2014 TAX REFORM”), WHICH BECAME EFFECTIVE AS OF JANUARY 1, 2014. AMONG THE TAX REFORMS APPROVED BY THE MEXICAN CONGRESS, ONE OF THE MOST RELEVANT CHANGES WAS THE ELIMINATION OF THE TAX CONSOLIDATION REGIME ALLOWED FOR MEXICAN CONTROLLING COMPANIES THROUGH DECEMBER 31, 2013.

THE INCOME TAX PAYABLE IN CONNECTION WITH THE ELIMINATION OF THE TAX CONSOLIDATION REGIME AMOUNTED TO AN AGGREGATE AMOUNT OF PS.6,813,595 AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, OF WHICH PS.6,291,975 AND PS.6,629,865 WERE CLASSIFIED AS NON-CURRENT LIABILITIES AS OF THOSE DATES, RESPECTIVELY.

IN THE FIRST QUARTER OF 2013, CURRENT INCOME TAXES INCLUDED INCOME TAXES COMPUTED ON A TAX CONSOLIDATED BASIS, IETU (FLAT TAX), AND AMOUNTS RESULTING FROM INCOME TAXES RELATED TO PRIOR YEARS.

THE INCOME TAX PAYABLE AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, WAS AS FOLLOWS:

	2014		2013
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	170,941	Ps.	350,197
DIVIDENDS DISTRIBUTED AMONG THE GROUP’S ENTITIES		-		81,029
		170,941		431,226
LESS: CURRENT PORTION		94,697		260,285
NON-CURRENT PORTION	Ps.	76,244	Ps.	170,941

THE DEFERRED INCOME TAXES AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, WERE PRINCIPALLY DERIVED FROM:

	2014		2013
ASSETS:
ACCRUED LIABILITIES	Ps.	1,434,809	Ps.	1,455,444
ALLOWANCE FOR DOUBTFUL ACCOUNTS		753,090		753,090
CUSTOMER ADVANCES		2,376,341		2,480,552
INTANGIBLE ASSETS AND TRANSMISSION RIGHTS		712,840		755,985
LIABILITIES:
INVESTMENTS		(1,066,743)		(1,147,683)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,563,025)		(1,727,736)
DERIVATIVE FINANCIAL INSTRUMENTS		(302,175)		(366,225)
PREPAID EXPENSES AND OTHER ITEMS		(433,685)		(542,435)
DEFERRED INCOME TAXES OF MEXICAN COMPANIES		1,911,452		1,660,992
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		165,832		165,832
TAX ASSET		845,910		845,910
TAX LOSS CARRYFORWARDS		7,936,044		7,936,044
DEFERRED INCOME TAX ASSET, NET	Ps.	10,859,238	Ps.	10,608,778

8. INFORMATION BY SEGMENTS AND SEASONALITY:

INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2014:
CONTENT	Ps.	6,641,810	Ps.	251,889	Ps.	6,389,921	Ps.	2,400,135
SKY		4,199,231		3,722		4,195,509		1,947,689
TELECOMMUNICATIONS		4,600,602		21,525		4,579,077		1,627,177
OTHER BUSINESSES		1,787,497		27,954		1,759,543		104,650
SEGMENT TOTALS		17,229,140		305,090		16,924,050		6,079,651
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(305,090)		(305,090)		-		(307,461)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(2,626,678)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		16,924,050		-		16,924,050		3,145,512 (1)
OTHER EXPENSE, NET		-		-		-		(161,846)
CONSOLIDATED TOTAL	Ps.	16,924,050	Ps.	-	Ps.	16,924,050	Ps.	2,983,666 (2)

2013:
CONTENT	Ps.	6,348,054	Ps.	249,759	Ps.	6,098,295	Ps.	2,378,613
SKY		3,826,842		3,712		3,823,130		1,768,469
TELECOMMUNICATIONS		3,976,540		16,106		3,960,434		1,417,891
OTHER BUSINESSES		1,661,605		23,955		1,637,650		110,922
SEGMENT TOTALS		15,813,041		293,532		15,519,509		5,675,895
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(293,532)		(293,532)		-		(260,991)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(2,358,865)
CONSOLIDATED TOTAL BEFORE OTHER INCOME		15,519,509		-		15,519,509		3,056,039 (1)
OTHER INCOME, NET		-		-		-		334,220
CONSOLIDATED TOTAL	Ps.	15,519,509	Ps.	-	Ps.	15,519,509	Ps.	3,390,259 (2)

(1)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER INCOME (EXPENSE).
(2)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

NEW SEGMENT PRESENTATION IN 2014.

IN APRIL 2014, THE GROUP ADJUSTED ITS SEGMENT REPORTING. THE PUBLISHING BUSINESS, WHICH WAS PREVIOUSLY PRESENTED AS A SEPARATE REPORTABLE SEGMENT, IS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT BEGINNING IN THE FIRST QUARTER OF 2014, SINCE ITS OPERATIONS BECAME NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE.

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2013 AND 2012, THE GROUP RECOGNIZED 29.1% AND 28.6%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE QUARTERLY NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR THE FOUR QUARTERS ENDED MARCH 31, 2014, ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
2ND / 13	PS.	2,895,197	PS.	1,825,530
3RD / 13		5,284,449		2,389,252
4TH / 13		7,748,279		2,463,830
1ST / 14		853,868		853,868

9. CAPITAL CONTRIBUTIONS IN JOINT VENTURE:

DURING THE FIRST QUARTER OF 2013 AND THE YEAR ENDED DECEMBER 31, 2013, THE GROUP MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF, THE PARENT COMPANY OF IUSACELL, IN THE AGGREGATE AMOUNT OF PS.260,000 AND PS.1,587,500, RESPECTIVELY. DURING THE FIRST QUARTER OF 2014, NO CAPITAL CONTRIBUTIONS WERE MADE BY THE GROUP IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF.

10. OTHER TRANSACTIONS:

IN MARCH 2013, THE GROUP RECEIVED U.S.$30 MILLION FROM UNIVISION RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY THE GROUP IN THE UNITED STATES. THE GROUP RECOGNIZED THE PAYMENT MADE BY UNIVISION AS NON-RECURRENT OTHER INCOME IN THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2013.

IN JULY 2013, THE GROUP MADE AN INVESTMENT IN THE AMOUNT OF PS.7,000,000 IN CONVERTIBLE DEBT INSTRUMENTS WHICH, SUBJECT TO REGULATORY APPROVAL, WILL ALLOW THE GROUP TO ACQUIRE 95% OF THE EQUITY INTEREST OF TENEDORA ARES, S.A.P.I. DE C.V. (“ARES”), OWNER OF 51% OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”), A TELECOMMUNICATIONS COMPANY THAT OFFERS VIDEO, TELEPHONY AND DATA SERVICES IN MEXICO. IN ADDITION, ARES WILL HAVE AN OPTION TO ACQUIRE IN THE FUTURE, SUBJECT TO REGULATORY APPROVALS, THE REMAINING 49% OF THE EQUITY INTEREST OF CABLECOM. ALSO, AS PART OF THIS TRANSACTION, THE GROUP INVESTED IN A LONG-TERM DEBT INSTRUMENT ISSUED BY ARES IN THE AMOUNT OF U.S.$195 MILLION.

IN THE THIRD QUARTER OF 2013, SKY ENTERED INTO AN AGREEMENT WITH DIRECTV FOR THE ACQUISITION AND LAUNCH OF A SATELLITE (“SM1”), WHICH IS EXPECTED TO BE IN SERVICE IN THE FOURTH QUARTER OF 2015. IN 2013, SKY RECOGNIZED INVESTMENTS MADE IN CONNECTION WITH THIS AGREEMENT IN THE AGGREGATE AMOUNT OF U.S.$68.7 MILLION (PS.898,413). AS OF DECEMBER 31, 2013, SKY HAD COMMITMENTS TO INVEST IN 2014 AND 2015 IN CONNECTION WITH THE ACQUISITION AND LAUNCH OF THE SM1 SATELLITE IN THE AMOUNT OF U.S.$60.5 MILLION (PS.791,038) AND U.S.$41.8 MILLION (PS.546,535), RESPECTIVELY.

IN THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.855,911 AND PS.721,544, RESPECTIVELY.

- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
Final Printing
	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTION OF T.V. PROGRAMS BROADCASTING OF T.V.	34,151,934	33.00	141,932	60,818

2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	842,850	7.81	2,584,818	2,880,513

3	GSF TELECOM HOLDINGS, S.A.P.I. DE C.V.	PROMOTION AND/OR DEVELOPMENT OF TELECOM COMPANIES	150,000,000	50.00	20,325,557	13,597,964

4	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780

5	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	323

6	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	635,086

7	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	870,660

8	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.30	13,333	13,333

9	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312

TOTAL INVESTMENT IN ASSOCIATES					24,215,725	18,064,789

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NOT)	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74				2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24				1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+1.90	199,095	66,365	743,058
BANCO SANTANDER, S.A.	NO	3/30/2011	3/30/2016	8.12			1,998,400
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095			2,498,000
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,300
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06				319,440		479,160
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77					399,429
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5				1,248,148	1,248,148
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	3,300	1,500	7,800	9,750	13,450
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70	43,020	16,146	64,660	64,660	64,660	244,736
OTHER
TOTAL BANKS					245,415	84,011	5,311,918	5,141,998	1,725,687	1,123,196	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,483,203
NOTES	NO	10/14/2010	10/1/2020	7.38						9,953,567
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.25						6,430,922
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,499,778
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,411,896
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,884,858
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,669,823
SECURED					0	0	0	0	0	20,867,692	0	0	0	0	0	25,466,355
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	10/1/2015		22,684	763	1,758
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2020		83,003		79,420	76,699	74,679	216,816
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027								135,222	46,739	195,697	210,471	226,360	3,213,532
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								12,292	3,789	8,373
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2021								24,001	0	17,465	17,801	18,384	79,771
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					105,687	763	81,178	76,699	74,679	216,816	171,515	50,528	221,535	228,272	244,744	3,293,303

SUPPLIERS
VARIOUS	NO	3/1/2014	3/31/2015			6,564,644
VARIOUS	YES	3/1/2014	3/31/2015									5,341,501
TOTAL SUPPLIERS					0	6,564,644	0	0	0	0	0	5,341,501	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					23,747,120	67,552	11,207	4,269	169,049
TRANSMISSION RIGHTS	NO						338,690	91,923	14,894	73,142
CUSTOMER DEPOSITS AND ADVANCES	NO						866,411
2010 AND 2014 MEXICAN TAX REFORM	NO						381,425	770,289	1,400,698	3,815,808
DERIVATIVE FINANCIAL INSTRUMENTS	NO							123,615		200,785
VARIOUS	YES											1,105,344				78,963
TRANSMISSION RIGHTS	YES												1,317,121	400,140	349,152	292,388
OTHER CURRENT AND NON-CURRENT LIABILITIES					-	23,747,120	1,654,078	997,034	1,419,861	4,258,784	-	1,105,344	1,317,121	400,140	349,152	371,351

TOTAL					351,102	30,396,538	7,047,174	6,215,731	3,220,227	26,466,488	171,515	6,497,373	1,538,656	628,412	593,896	29,131,009

NOTES

  THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$13.0555	PESOS PER U.S. DOLLAR

DOES NOT INCLUDE TAX LIABILITIES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.83,085 AND PS.1,400,519, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.791,538.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,231,826	29,137,604	166,108	2,166,623	31,306,227

CURRENT	728,171	9,506,636	113,238	1,478,379	10,985,015

NON-CURRENT	1,503,655	19,630,968	52,870	690,244	20,321,212

LIABILITIES POSITION	2,950,326	37,873,344	59,025	770,602	38,643,946

CURRENT	463,327	6,048,973	53,847	703,000	6,751,973

NON-CURRENT	2,502,023	31,824,371	5,178	67,602	31,891,973

NET BALANCE	(718,500)	(8,735,740)	107,083	1,349,021	(7,337,719)

NOTES:

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	13.0555	PESOS PER U.S. DOLLAR
	17.9930	PESOS PER EURO
	11.8158	PESOS PER CANADIAN DOLLAR
	1.6317	PESOS PER ARGENTINEAN PESO
	0.5746	PESOS PER URUGUAYAN PESO
	0.0233	PESOS PER CHILEAN PESO
	0.0065	PESOS PER COLOMBIAN PESO
	4.6427	PESOS PER PERUVIAN NUEVO SOL
	14.7791	PESOS PER SWISS FRANC
	2.0723	PESOS PER STRONG BOLIVAR
	5.7574	PESOS PER BRAZILIAN REAL
	21.7701	PESOS PER STERLING LIBRA
	2.1002	PESOS PER CHINESE YUAN
	2.0183	PESOS PER SWEDISH KRONA

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION AND PS.6,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITIES IN 2018, 2025, 2032, 2037, 2040 AND 2043, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE LONG-TERM CREDIT AGREEMENTS ENTERED INTO BY THE COMPANY WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.8,600 MILLION, AND MATURITIES BETWEEN 2016 AND 2021, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE LONG-TERM LOANS ENTERED INTO BY SKY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500 MILLION, WITH A MATURITY IN 2016, AND GUARANTEED BY THE COMPANY, SKY IS REQUIRED TO MAINTAIN (A) CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE AND (B) CERTAIN RESTRICTIVE COVENANTS ON INDEBTEDNESS, LIENS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT MARCH 31, 2014, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(302,007)

CONTENT:

ADVERTISING		4,452,891			BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BBVA BANCOMER
					BDF MÉXICO, S.A. DE C.V.
					BOEHRINGER INGELHEIM MÉXICO, S.A DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					COMERCIALIZADORA DE LACTEOS Y DERIVADOS, S.A. DE C.V.
					COMUNICACIONES NEXTEL DE MÉXICO, S.A. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MÉXICO, S.A. DE C.V.
					EFFEM MÉXICO INC Y COMPAÑÍA, S. EN N.C. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		489,660			MEGA CABLE, S.A. DE C.V.
					CABLEVISIÓN RED, S.A. DE C.V.
LICENSING AND SYNDICATIONS		167,152			VARIOUS

SKY :
DTH BROADCAST SATELLITE		3,786,353		SKY	SUBSCRIBERS
PAY PER VIEW		46,636
CHANNEL COMMERCIALIZATION		82,632			WALT DISNEY STUDIOS SONY PICTURES RELEASING
					DE MÉXICO, S. DE R.L. DE C.V.

TELECOMMUNICATIONS:
DIGITAL SERVICE		2,010,767		CABLEVISIÓN, CABLEMÁS Y TVI	SUBSCRIBERS
INTERNET SERVICES		1,103,143
SERVICE INSTALLATION		34,664
PAY PER VIEW		11,658
CHANNEL COMMERCIALIZATION		104,891			MULTILMEDIOS S.A. DE C.V.
					SINTESIS COMUNICACIÓN, S.A. DE C.V.
					TELEVISORA FRONTERIZA, S.A. DE C.V.
					CANAL DE NOTICIAS DE ROSARITO, S.A. DE C.V.
TELEPHONY		601,968
TELECOMMUNICATIONS		585,095		BESTEL	SUBSCRIBERS
OTHER		42,392

OTHER BUSINESSES:
PUBLISHING:
MAGAZINE CIRCULATION	7,333	133,624		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMÓVIL PANAMERICANO MAGAZINE
				TÚ MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				MUY INTERESANTE JUNIOR MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		108,435			FÁBRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					SCA CONSUMIDOR MÉXICO, S.A. DE C.V.
					MARY KAY COSMETICS DE MÉXICO, S.A. DE C.V.
OTHER INCOME		4,120			VARIOUS

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		146,990			CINE VIDEO Y TV, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					GRUPO CINEMAS DEL PACÍFICO, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		303,265		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				IMPULSORA DEL DEPORTIVO NECAXA	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				ESTADIO AZTECA	AFICIÓN FUTBOL, S.A. DE C.V.
GAMING		534,560		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		135,299			HAVAS MEDIA, S.A DE C.V.
					PROPIMEX, S. DE R.L. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					TIENDAS CHEDRAUI, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					THE COCA COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
PUBLISHING DISTRIBUTION	2,310	35,095		HOLA MÉXICO MAGAZINE	VARIOUS
				REVISTA DEL CONSUMIDOR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MINIREVISTA MINA MAGAZINE	DEALERS
				BRAVO POR TI ASTRO MÁGICO MAGAZINE	COMMERCIAL CENTERS (MALLS)
				BRAVO POR TI MAGAZINE
				SELECCIONES MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		63,688			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		198,432			INTERESES EN EL ITSMO, S.A.
					DIRECTV ARGENTINA SOCIEDAD ANÓNIMA
					MILLICOM CABLE HONDURAS, S.A. DE C.V.

LICENSING AND SYNDICATIONS		1,233,924		TELEVISA	NETFLIX, INC
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, C.A.
				TELEVISA	COMPAÑÍA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RED TELEVISIVA MEGAVISION, S.A.
				TELEVISA	RCN TELEVISIÓN, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		2,422		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		14,138			NETFLIX, INC

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		36,063			INITIATIVE MEDIA, INC.
					OPTIMUM MEDIA DIRECTION, INC.
					GROUP M MATRIX
SKY:
DTH BROADCAST SATELLITE		283,610		SKY	SUBSCRIBERS
TELECOMMUNICATIONS:
TELECOMMUNICATIONS		106,024		BESTEL	SUBSCRIBERS

OTHER BUSINESS:
PUBLISHING:
MAGAZINE CIRCULATION	10,138	180,281		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				MUY INTERESANTE MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		158,849			MCCANN ERICKSON N.Y.
					BALUMA, S.A.
					R.C.N. TELEVISIÓN S.A.
					MEDIACOM MIAMI
PUBLISHING DISTRIBUTION:	1,749	30,021		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				HOLA MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				HELLO KITTY MAGAZINE
				15 MINUTOS MAGAZINE
				TEJER FÁCIL MAGAZINE
RENTALS OF MOVIES/FILMS		398			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(3,083)

TOTAL	21,530	16,924,050

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	114,194,139,865	0	114,194,139,865	0	848,428	0
B	0.00000	0	52,917,461,915	0	52,917,461,915	0	405,948	0
D	0.00000	0	84,186,813,006	0	84,186,813,006	0	620,017	0
L	0.00000	0	84,186,813,006	0	0	84,186,813,006	620,017	0
TOTAL			335,485,227,792	0	251,298,414,786	84,186,813,006	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							335,485,227,792

NOTES:

THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.6,481,666 AND PS.4,970,603, RESPECTIVELY.

12080050: AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.9,234,836 AND PS.9,064,845, RESPECTIVELY.

91000010: AT MARCH 31, 2014 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.83,085 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED ON THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED ON THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY
AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND
ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the first quarter of 2014, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until March 31st, 2014, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from January to March 2014, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting-wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, one "Coupon Swap" agreement through which Grupo Televisa, S.A.B. ("Televisa") exchanged a coupon of the Bond issued by Televisa maturing in 2032 denominated in U.S. Dollars for a notional amount of U.S.$300,000,000.00 (Three Hundred Million Dollars 00/100), for a coupon in Mexican Pesos for such notional amount in Pesos. The “Coupon Swap” was entered in December 2013 and the flow was realized in March 2014, the date which such instrument expired.

2.
Also, during the quarter, three “Knock-out Option Call” agreements through which Televisa hedged against severe Mexican Peso depreciation for a notional amount of U.S.$52,500,000.00 (Fifty Two Million Five Hundred Thousand Dollars 00/100) by paying a premium, expired. These options were entered in December 2011, and expired with Televisa not exercising them in January and March 2014.

Likewise there were no defaults or margin calls under financial derivative transactions.

v. Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
March 31, 2014
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter (5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)	Maturing per Year
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(111,757)	(119,780)	Monthly interest 2014-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(200,147)	(203,614)	Monthly interest 2014-2018	Does not exist (6)
FX Options (1)	Hedging	USD 217,500	USD 217,500	USD 270,000	3,505	6,122	2014-2015	Does not exist (6)
Coupon Swap (1)	Hedging	Ps.3,867,000 / USD 300,000	-	8.500% / 8.5028%	-	2,266	Semiannual Interest 2014	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,511,010	TIIE 28 days / 5.084%	TIIE 28 days / 5.084%	(12,496)	(11,942)	Monthly Interest 2014-2019	Does not exist (6)
				Total	(320,895)	(326,948)
(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of March 31, 2014, included in the relevant SIFIC, is as follows:
11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	1,119
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		2,386
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(324,400)
		Ps.	(320,895)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.
(5)	Information for the fourth quarter of 2013.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FIRST QUARTER OF 2014, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., APRIL 28, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 1, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel